UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
UNDER
THE SECURITIES ACT OF 1933

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 30, 2020

PropTech Acquisition Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-39142	83-2587663
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3485 N. Pines Way, Suite 110

Wilson, WY 83014

(Address of principal executive offices, including zip code)

(847) 477-7963

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, and one-half of one Redeemable Warrant	PTACU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	PTAC	The Nasdaq Stock Market LLC
Redeemable Warrants	PTACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

On July 30, 2020, PropTech Acquisition Corporation, a Delaware corporation (“PTAC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PTAC Merger Sub Corporation, a Delaware corporation and wholly-owned subsidiary of PTAC (“Merger Sub”), Porch.com, Inc., a Delaware corporation (the “Company”), and Joe Hanauer, in his capacity as the representative of all Pre-Closing Holders (as defined in the Merger Agreement) (the “Holder Representative”).

Pursuant to the terms of the Merger Agreement, a business combination between PTAC and the Company will be effected through the merger of Merger Sub with and into the Company, with the Company surviving as the surviving company and a wholly-owned subsidiary of PTAC (the “Merger”). Once effective, all equity securities of the Company will be converted into the right to receive the applicable portion of merger consideration pursuant to the terms and subject to the conditions set forth in the Merger Agreement, as more fully set forth under “Consideration” below.

Consideration

Under the terms of the Merger Agreement, the aggregate consideration to be paid in the Merger is $471,500,000, as adjusted in accordance with the terms of the Merger Agreement, and apportioned between cash and Class A Common Stock of PTAC, par value $0.001 per share (“PTAC Common Shares”), as more specifically set forth therein. In addition, PTAC will issue to the Pre-Closing Holders an aggregate 5,000,000 restricted PTAC Common Shares as more particularly described under “Earn Out” below.

At the effective time of the Merger (the “Effective Time”), (a) each share of Common Stock, par value $0.01 per share, of the Company (“Company Common Stock”) that is issued and outstanding immediately prior to the Effective Time (other than dissenting shares, Company Restricted Shares (as defined in the Merger Agreement), and shares of Company Common Stock, if any, held in the treasury of the Company) will be canceled and converted into and become the right to receive the applicable portion of the total merger consideration in accordance with an allocation schedule to be provided by the Company (the “Allocation Schedule”) that will set forth the allocation of the merger consideration and Earn-Out Shares (as defined below) among the pre-closing holders of the Company, and (b) each warrant to purchase Company Common Stock or preferred stock, par value $0.01 per share, of the Company (“Company Preferred Stock”) (other than Underwater Warrants (as defined in the Merger Agreement)) that is unexercised and outstanding immediately prior to the Effective Time will be canceled and converted into and become the right to receive the applicable portion of the total merger consideration in accordance with the Allocation Schedule.

In addition, as of the Effective Time, (i) each option to purchase Company Common Stock (“Company Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time and held by a Pre-Closing Holder who is providing services to the Company immediately prior to the Effective Time, will be assumed and converted into an option with respect to a number of PTAC Common Shares in the manner set forth in the Merger Agreement, and each such active employee of the Company (“Employee Earn Out Recipient”) who is a Pre-Closing Holder who holds a Company Option will receive such holder’s allocation of the Earn Out Shares (subject to a continuous employment requirement), (ii) each Company Option that is outstanding at such time and held by a pre-closing holder who is not then providing services to the Company will be converted into a number of Company Common Shares in the manner set forth in the Merger Agreement, (iii) each award of restricted stock units with respect to shares of Company Common Stock (“Company RSUs”) that is outstanding immediately prior to the Effective Time will be assumed and converted into the right to receive an award of restricted stock units denominated in a number of PTAC Common Shares in the manner set forth in the Merger Agreement, and each Employee Earn Out Recipient who holds Company RSUs will receive such holder’s allocation of the Earn Out Shares (subject to a continuous employment requirement), (iv) each award of Company Restricted Shares that is outstanding immediately prior to the Effective Time will be assumed and converted into the right to receive an award of restricted shares denominated in a number of PTAC Common Shares in the manner set forth in the Merger Agreement and (v) each Employee Earn Out Recipient who holds Company Restricted Shares will receive such holder’s allocation of the Earn Out Shares (subject to a continuous employment requirement).

Earn Out

At the closing of the transactions contemplated by the Merger Agreement (the “Transactions,” and the closing, the “Closing”), PTAC will also issue or cause to be issued to the Pre-Closing Holders of the Company an aggregate 5,000,000 restricted PTAC Common Shares (subject to vesting, forfeiture and certain other restrictions (including on transfer) set forth in the Merger Agreement (the “Earn Out Shares”). With respect to the Earn Out Shares: (i) one-third (1/3) of the Earn Out Shares will vest if the closing price of the PTAC Common Shares is greater than or equal to $18.00 over any twenty (20) Trading Days (as defined in the Merger Agreement) within any thirty (30) consecutive Trading Day period, (ii) one-third (1/3) of the Earn Out Shares will vest if the closing price of the PTAC Common Shares is greater than or equal to $20.00 over any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period, and (iii) one-third (1/3) of the Earn Out Shares will vest if the closing price of the PTAC Common Shares is greater than or equal to $22.00 over any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period, in each case, prior to the expiry of three (3) years from the Closing (the “Earn Out Period”). In addition, if there is a sale of PTAC prior to the expiration of the Earn Out Period that will result in the holders of PTAC Common Shares receiving a price per share equal to or in excess of the applicable price per share thresholds described above, then Earn Out Shares will vest in connection with such sale of the Company in the manner set forth in the Merger Agreement.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, formation and authority, (b) capital structure, (c) authorization to enter into the Merger Agreement, (d) licenses and permits, (e) taxes, (f) financial statements, (g) real property, (h) material contracts, (i) title to assets, (j) absence of changes, (k) employee matters, (l) compliance with laws, (m) litigation, (n) transactions with affiliates and (o) regulatory matters. The representations and warranties do not survive the Closing.

Covenants

The Merger Agreement includes customary covenants of the Company with respect to operation of the business prior to consummation of the Transactions. The Merger Agreement also contains additional covenants of the parties, including, among others, (a) requirement to make appropriate filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), (b) the use of reasonable best efforts to obtain the financing from the PIPE Investors (as defined below) (and for the Company to reasonably cooperate with PTAC in connection thereto) and (c) preparation and filing of a registration statement on Form S-4 relating to the Transactions and containing a proxy statement of PTAC (the “Registration Statement / Proxy Statement”).

The Merger Agreement also contains customary exclusivity provisions prohibiting (a) the Company and its subsidiaries from initiating, soliciting, entertaining or otherwise encouraging an Acquisition Proposal (as defined in the Merger Agreement) (subject to limited exceptions specified therein) or entering into any contracts or agreements in connection therewith and (b) PTAC from issuing an indication of interest, memorandum of understanding, letter of intent or other similar agreement with respect to a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination other that with respect to the transactions with the Company contemplated by the Merger Agreement.

New Incentive Plan

In connection with the Closing, PTAC will adopt the New Incentive Plan (as defined in the Merger Agreement) subject to the receipt of PTAC stockholder approval.

Conditions to Consummation of the Transactions

Consummation of the Transactions is generally subject to customary conditions of the respective parties, and conditions customary to special purpose acquisition companies, including (a) expiry or termination of all applicable waiting periods under HSR, (b) the absence of any law or governmental order preventing the consummation of the Transactions, (c) the effectiveness of the Registration Statement / Proxy Statement, (d) the PTAC Class A Shares to be issued (including the Earn Out Shares) having been listed on Nasdaq upon the Closing and (e) receipt of shareholder approval from shareholders of each of PTAC and the Company for consummation of the Transactions. In addition, the Company also has the right to not consummate the Merger in the event the aggregate cash proceeds available in PTAC’s trust account, together with the cash proceeds received by PTAC at Closing in respect of the various financing transactions contemplated by the Merger Agreement (including financing from the PIPE Investors), is less than $100,000,000 (after giving effect to payments in respect of redemptions).

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including by mutual written consent or if the Transactions have not been consummated on or prior to December 31, 2020 (subject to extensions for delays as set forth in the Merger Agreement).

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement and the Transactions is not complete and is subject to, and qualified in its entirety by, reference to the actual agreement. The Merger Agreement contains representations, warranties and covenants that the respective Parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective Parties and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the Parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about PTAC, the Company or the other Parties at the time they were made or otherwise and should only be read in conjunction with the other information that PTAC makes publicly available in reports, statements and other documents filed with the SEC.

Support Agreements

In connection with the execution of the Merger Agreement, certain holders representing at least a majority of each of the Company Preferred Stock, Series B Preferred Stock of the Company and a majority of the Company Common Stock (determined on an as-converted basis) have entered into voting and support agreements (the “Support Agreements”) with PTAC, along with irrevocable written consents to convert all of the Company Preferred Stock to Company Common Stock prior to the Closing. The Support Agreements provide for, among other things, that the stockholders of the Company party thereto will vote their respective equity securities in the Company in favor of the Merger Agreement and the consummation of the transactions contemplated thereby.

A copy of the form of Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and may include such changes as are negotiated between the parties thereto. The foregoing description of the Support Agreement is not complete and is subject to, and qualified in its entirety by, reference to the form thereof filed herewith.

PIPE Financing

On July 30, 2020, PTAC entered into subscription agreements (each, a “Subscription Agreement”) with certain investors (the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and PTAC has agreed to issue and sell to the PIPE Investors, an aggregate of 15,000,000 PTAC Common Shares for an aggregate purchase price of $150,000,000.00 on the date of Closing, on the terms and subject to the conditions set forth therein. The Subscription Agreement contains customary representations and warranties of the Company, on the one hand, and each PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the Transactions. The form of the Subscription Agreement is attached as Exhibit 10.2 hereto and is incorporated herein by reference. The foregoing description of the Subscription Agreement is not complete and is subject to, and qualified in its entirety by, reference to the form filed herewith.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “PIPE Financing” in Item 1.01 of this Current Report is incorporated by reference into this Item 3.02. The PTAC Common Shares to be issued and sold to the PIPE Investors will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On July 31, 2020, PTAC issued a press release announcing the execution of the Merger Agreement. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Furnished herewith as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that was used by PTAC in connection with the sale of PTAC Common Shares to the PIPE Investors.

Furnished herewith as Exhibit 99.3 is a form of blog post that the Company intends to post to its website in connection with the announcement of the transaction.

The foregoing (including the information presented in Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, that is provided solely in connection with Regulation FD.

Additional Information

The proposed transactions will be submitted to stockholders of PTAC for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, PTAC intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a preliminary and a definitive proxy statement / prospectus to be distributed to PTAC stockholders in connection with PTAC’s solicitation for proxies for the vote by PTAC’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to the Company’s stockholders in connection with the completion of the business combination. After the Registration Statement has been filed and declared effective, PTAC will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of PTAC are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with PTAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: PropTech Acquisition Corporation, 3485 N. Pines Way, Suite 110, Wilson, WY 83014.

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

PTAC and the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of PTAC’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PTAC’s stockholders in connection with the proposed business combination will be set forth in PTAC’s registration statement / proxy statement when it is filed with the SEC.  Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PTAC’s directors and officers in PTAC’s filings with the SEC, including PTAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 20, 2020, and such information will also be in the Registration Statement to be filed with the SEC by PTAC, which will include the proxy statement / prospectus of PTAC for the proposed transaction.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding PTAC’s industry, future events, the proposed transaction between PTAC, Merger Sub, the Company and the Holder Representative, the estimated or anticipated future results and benefits of the combined company following the proposed transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of PTAC’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding PTAC’s businesses and the proposed transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which PTAC operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which PTAC operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of PTAC’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (including uncertainties related to the impact of COVID-19 on the combined company’s business, operations and employees) that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of PTAC is not obtained; failure to realize the anticipated benefits of the proposed transaction, including as a result of a delay in consummating the proposed transaction or a delay or difficulty in integrating the businesses of PTAC and the Company; uncertainty as to the long-term value of PTAC’s common stock; those discussed in the PTAC’s Annual Report on Form 10-K for the year ended December 31, 2019 under the heading “Risk Factors”, as updated from time to time by PTAC’s Quarterly Reports on Form 10-Q and other documents of PTAC on file with the SEC or in the proxy statement that will be filed with the SEC by PTAC. There may be additional risks that PTAC presently does not know or that PTAC currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide PTAC’s expectations, plans or forecasts of future events and views as of the date of this communication. PTAC anticipates that subsequent events and developments will cause PTAC’s assessments to change. However, while PTAC may elect to update these forward-looking statements at some point in the future, PTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing PTAC’s assessments as of any date subsequent to the date of this communication.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1†	Agreement and Plan of Merger, dated as of July 30, 2020, by and among PropTech Acquisition Corporation, a Delaware corporation, PTAC Merger Sub Corporation, a Delaware corporation, Porch.com, Inc., a Delaware corporation, and Joe Hanauer, in his capacity as the representative of all Pre-Closing Holders.
10.1	Form of Support Agreement.
10.2	Form of Subscription Agreement
99.1	Press Release, dated July 31, 2020.
99.2	Investor Presentation, dated July 30, 2020.
99.3	Blog Post

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PropTech Acquisition Corporation

	By:	/s/ Thomas D. Hennessy
		Name:	Thomas D. Hennessy
		Title:	Co-Chief Executive Officer and President

Dated: July 31, 2020